Newmark Group, Inc.

125 Park Avenue

New York, New York 10017

December 12, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Rufus Decker
Jonathan Burr
James Lopez

Re:	Newmark Group, Inc.
Registration Statement on Form S-1
File No. 333-221078

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-221078) (the “Registration Statement”), filed by Newmark Group, Inc. (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 2:00 p.m., Eastern Standard Time, on December 14, 2017, or as soon as practicable thereafter, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended. By separate letter the underwriters of the issuance of securities being registered have joined in this request for acceleration.

*    *    *    *    *    *

If you have any questions, please do not hesitate to contact, at Wachtell, Lipton, Rosen & Katz, David Lam at (212) 403-1394, or his colleague Raaj Narayan at (212) 403-1349. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Lam or Mr. Narayan and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ James R. Ficarro
James R. Ficarro Chief Operating Officer

cc:	Stephen M. Merkel, Executive Vice President, General Counsel and Secretary
BGC Partners, Inc.

David K. Lam
Wachtell, Lipton, Rosen & Katz

Raaj S. Narayan
Wachtell, Lipton, Rosen & Katz